SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)

NEW CONCEPT ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

643611-10-6

(CUSIP Number)

Steven C. Metzger
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
214-740-5030
214-523-3838 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 643611-10-6
1		name of reporting persons Arcadian Energy, Inc.
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* WC/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization U.S.
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power -0-
	9	sole dispositive power -0-
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person -0-
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) 0%
14		type of reporting person* CO

CUSIP No. 643611-10-6
1		name of reporting persons TacCo Financial, Inc.
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* WC/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada.
number of shares beneficially owned by each reporting person with	7	sole voting power 500
	8	shared voting power -0-
	9	sole dispositive power 500
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 500
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) .026%
14		type of reporting person* CO

CUSIP No. 643611-10-6
1		name of reporting persons URC Energy LLC
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* AF/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power -0-
	9	sole dispositive power -0-
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person -0-
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) 0%
14		type of reporting person* OO

Item 1.  Security and Issuer

This Amendment No. 23 to Statement on Schedule 13D (this "Amendment No. 23") relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of New Concept Energy, Inc., a Nevada corporation (the "Company" or the "Issuer" or "GBR"), and further amends the original Statement on Schedule 13D, as amended by Amendment Nos. 1 through 22 to Statement on Schedule 13D (all, collectively, the "Amended Statement"), filed by the "Reporting Persons" described below.  Since August 28, 2011, the principal executive offices of the Issuer have been located at 1603 LBJ Freeway, Suite 300, Dallas, Texas 75234.  The CUSIP number of the Shares is 643611-10-6.  The Shares are currently listed and traded on the NYSE MKT.

This Amendment No. 23 is being filed to reflect the disposition by each of the  "Reporting Persons" of Shares between September 14, 2016, and October 11, 2016.

Item 2.  Identity and Background

Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:

(a)-(c) and (f) This Amendment No. 23 is being filed on behalf of Arcadian Energy, Inc. (formerly, International Health Products, Inc.), a Nevada corporation ("AEI"), TacCo Financial, Inc. (formerly, Institutional Capital Corporation), a Nevada corporation ("TFI"), and URC Energy LLC, a Nevada limited liability company ("URCELLC"), the sole member of which is AEI.  AEI, TFI and URCELLC are collectively referred to as the "Reporting Persons."  The Reporting Persons may be deemed to constitute a "Person" within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended.  AEI is owned by a trust established for the benefit of the wife and children of Gene E. Phillips (the "Martin Trust").  URCELLC's sole and managing member is AEI.  TFI's day-to-day operations are managed by the same personnel who manages AEI's day-to-day operations and other private companies owned by Gene E. Phillips or his family trusts. Since June 30, 2015, the principal office of each of the Reporting Persons is located at 2010 Valley View Lane, Suite 145, Farmers Branch, Texas 75234. As of September 14, 2016, the directors of AEI are Robert C. Murray, Sr. and Christine A. Morin; Mr. Murray is the President and Treasurer of AEI. All of the officers and directors of AEI and TFI are U. S. Citizens.

(d)-(e) During the past five years, none of the Reporting Persons nor any officer or director of AEI or TFI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

All transactions reported were sales and dispositions; no source and amount of funds or other consideration explanation is necessary.

Item 4.  Purpose of Transaction

There has been no change in the matters reported in this item under the Amended Statement.

Item 5.  Interest in Securities of the Issuer

(a) According to the latest information available as of September 15, 2016, the total number of issued and outstanding Shares is believed to be 1,946,935 Shares, and each of the Reporting Persons owns and holds directly the following Shares as of October 11, 2016:
Name	No. of Shares Owned Directly	Approximate Percent of Class
AEI	-0-	0%
TFI	500	0.026%
URCELLC	-0-	0%
TOTAL	500	0.026%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of TFI may be deemed to beneficially own the Shares held directly by TFI; each of the directors of AEI may be deemed to beneficially own any Shares held by AEI and URCELLC.  Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of September 30, 2016:

Name of Director or Manager	Entity	No. of Shares Beneficially Owned	Approximate Percent of Class
Ted P. Stokely	TFI	500	0.026%
Christine A. Morin	AEI and URCELLC	-0-	0%
Robert C. Murray, Sr.	AEI and URCELLC	-0-	0%
Total Shares beneficially owned by Reporting Persons and individuals listed above:		500	0.026%

(b)  Each of the directors of TFI shares voting and dispositive power over the 500 Shares held directly by TFI.  Robert C. Murray, Sr. and Christine A. Morin, the two directors of AEI, share voting and dispositive power over any Shares held directly by URCELLC and over any Shares held by AEI.

(c) During the sixty calendar days ended October 11, 2016, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof, except for the following sales of Shares, on the dates indicated below for each entity:

Name	Date of Sale Transaction	No. of Shares	Price per Share	Total Net of Fees
TFI	09/14/16	8,300	$3.97	$32,541
TFI	09/16/16	6,174	$3.82	$23,297
	SUBTOTAL	14,474
URCELLC	09/23/16	123,512	$3.98	$485,979
URCELLC	09/27/16	40,123	$3.72	$149,258
URCELLC	09/28/16	58,875	$3.53	$204,858
URCELLC	09/29/16	88,001	$3.07	$265,550
URCELLC	09/30/16	18,700	$3.04	$55,826
URCELLC	10/03/16	28,647	$2.77	$77,976
URCELLC	10/04/16	79,853	$2.51	$198,431
URCELLC	10/05/16	23,143	$2.50	$56,807
URCELLC	10/06/16	15,950	$2.45	$38,330
URCELLC	10/07/16	82,625	$2.56	$211,411
URCELLC	10/10/16	29,609	$2.34	$67,919
URCELLC	10/11/16	83,441	$2.55	$208,785
	SUBTOTAL	672,630
AEI	09/15/16	20,000	$3.90	$77,087
AEI	09/16/16	18,441	$3.82	$69,595
AEI	09/16/16	29,700	$3.70	$108,462
AEI	09/22/16	190	$3.72	$702
AEI	10/07/16	73,007	$2.65	$193,469
	SUBTOTAL	141,338

(d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.

(e) On October 7, 2016, AEI and URCELLC ceased to be the beneficial owners of 5% of the outstanding Shares of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended by replacing the language thereof with the following:

Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in This Amendment No. 23 to Schedule 13D is true, complete and correct.

Dated: October 18, 2016
ARCADIAN ENERGY, INC.

By: /s/ Robert C. Murray, Sr.
Robert C Murray, Sr., President

TACCO FINANCIAL, INC.

By: /s/ Ted P. Stokely
Ted P. Stokely, President

URC ENERGY LLC

By: ARCADIAN ENERGY, INC., Managing Member

By: /s/ Robert C. Murray, Sr.
Robert C. Murray, Sr., Manager